SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                                       FORM 15

          Certification and Notice of Termination of Registration under
          Section 12(g) of the Securities Exchange Act of 1934 or
          Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                             Commission File Number  1-8627

                             Santa Fe Pacific Corporation
                (Exact name of registrant as specified in its charter)

                    1700 East Golf Road, Schaumburg, IL 60173-5860
                                    (708) 995-6000
            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Common Stock, $1.00 Par Value
                           Preferred Stock Purchase Rights
               (Title of each class of securities covered by this Form)


            --------------------------------------------------------------
            (Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                 Rule 12g-4(a)(1)(i)  [x]      Rule 12h-3(b)(1)(ii) [ ]
                 Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)  [ ]
                 Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii) [ ]
                 Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6           [x]
                 Rule 12h-3(b)(1)(i)  [x]

               Approximate number of holders of record as of the certification of notice date: Two (2).

               Pursuant to the requirements of the Securities Exchange Act of 1934, Santa Fe Pacific Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


          Date:  November 6, 1995     By:  /s/ Jeffrey R. Moreland
                                           -------------------------------
                                           Jeffrey R. Moreland
                                           Vice President-Law and General
                                           Counsel